Exhibit G - Proposed Form of Notice


Trans-Elect, Inc., et al.  (70-        )
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     Trans-Elect, Inc. ("Trans-Elect"), Trans-Elect Michigan, LLC ("T-E
Michigan"), and Michigan Transco Holdings, Limited Partnership ("Michigan Holdings," and together with Trans-Elect and T-E Michigan, "Applicants") have submitted an application seeking a Commission order determining them to be exempt holding companies pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act").

     Trans-Elect is a privately-held Michigan corporation. Its principal business is to acquire and operate electric transmission assets. It is the indirect owner of Michigan Electric Transmission Company, LLC ("METC"), an electric utility company under the Act. T-E Michigan, a Michigan limited liability company, is a wholly-owned subsidiary of Trans-Elect. The principal business of T-E Michigan is as the sole General Partner of Michigan Holdings. Michigan Holdings is a Michigan a general partnership. T-E Michigan is the sole General Partner of Michigan Holdings and SFG-V Inc., a wholly-owned indirect subsidiary of General Electric Capital Corporation, is the sole Limited Partner. Michigan Holdings' principal business is hold the 100% single-member interest in METC.

     METC is the sole public utility company subsidiary of the Applicants. METC, which has no generation or distribution assets and is not affiliated with a generating or distribution utility, is an electric transmission company providing transmission service on an open access basis wholly within the State of Michigan.

     Applicants state that they will satisfy the criteria for exemption under
Section 3(a)(1). They states that they and their only public utility company subsidiary, METC, are all formed under the laws of Michigan. They also state that they derive all of their utility income from METC and that METC's public utility operations are confined to Michigan.